

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Gregory S. Weishar
Chief Executive Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

      Re: PharMerica Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 28, 2014
              File No. 001-33380

Dear Mr. Weishar:

      As we notified you orally on January 9, 2015, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jeffrey P. Riedler

                    Jeffrey P. Riedler
                    Assistant Director

cc: <u>Via E-Mail</u>
        Tom Caneris, Esq.
        General Counsel